At a meeting held on February 14, 2006, all members of the Board of Trustees approved an Agreement and Plan of Reorganization that provided for the reorganization of California Investment Trust, a Massachusetts business trust, and California Investment Trust II, a Massachusetts business trust, into California Investment Trust, a Delaware Statutory Trust. At a special meeting of shareholders held on May 12, 2006, the shareholders of the Massachusetts business trusts approved the proposal to reorganize into California Investment Trust, a Delaware Statutory Trust. This change became effective upon the open of business on January 4, 2007.